EXHIBIT 12.2

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

We have computed the ratio of combined fixed charges and preference dividends to earnings for each of the following periods on a consolidated basis. “Earnings” consist of pretax income (loss) from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus distributed income of equity investees, plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. “Preference Dividends” represent the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. You should read the ratio of combined fixed charges and preference dividends to earnings in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in millions)
EARNINGS:
Income (loss) before income taxes	$(478,170)	$262,521	$143,588	$(125,961)	$1,050
Deduct income from equity investees	124,345	(879)	(2,965)	(8,434)	(22,215)
Add distributed income of equity investees	7,000	8,790	12,260	16,230	26,180
Less capitalized interest	(11,042)	(10,419)	(10,419)	(4,893)	(1,277)
Add fixed charges	57,341	52,135	58,250	91,598	106,772

	$(300,526)	$312,148	$200,714	$(31,460)	$110,510

FIXED CHARGES:
Interest expense, net of capitalized amounts	$28,982	$22,645	$36,881	$77,938	$97,875
Capitalized interest	11,042	10,419	10,419	4,893	1,277
Interest portion of rent expense	17,317	19,071	10,950	8,767	7,620

Total Fixed Charges	$57,341	$52,135	$58,250	$91,598	$106,772

Preferred dividends (a)	—	—	—	57	62

Combined fixed charges and preferred dividends	$57,341	$52,135	$58,250	$91,655	$106,834

RATIO OF EARNINGS TO FIXED CHARGES	— (b)	6.0	3.4	— (b)	1.0

(a)	We do not receive a tax benefit for our preferred stock dividend. These amounts represent the pre-tax earnings that would be required to cover the preferred stock dividends.
(b)	For the years ended December 31, 2015 and 2012, Helix recorded losses. As a result, Helix’s ratio coverage was less than 1:1. Helix would have needed to generate additional earnings of $357.9 million and $123.1 million in 2015 and 2012, respectively, to achieve coverage of 1:1 in each of those years.